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------                                                                                                  ----------------------------
FORM 4                                                                                                         OMB APPROVAL
------                                          U.S. SECURITIES AND EXCHANGE COMMISSION                 ----------------------------
[ ] Check box if no longer                              WASHINGTON, DC 20549                            OMB NUMBER  3235-0287
    subject to Section 16. Form                                                                         EXPIRES: DECEMBER 31, 2001
    4 or Form 5 obligations may            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                 ESTIMATED AVERAGE BURDEN
    continue. See Instruction 1(b).                                                                     HOURS PER RESPONSE.....0.5
                                                                                                        ----------------------------

          Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* | 2. Issuer Name and Ticker or Trading Symbol     |6. Relationship of Reporting Person
                                         |                                                 |      to Issuer (Check all applicable)
 Zell         Samuel                     |    American Classic Voyages Co. (AMCV)          |       X   Director     X  10% Owner
-------------------------------------------------------------------------------------------|     -----            -----
(Last)        (First)       (Middle)     |3. IRS Identification  |  4. Statement for       |       X   Officer (give title below)
                                         |   Number of           |     Month/Year          |     -----
                                         |   Reporting Person,   |                         |           Other (specify below)
 Two North Riverside Plaza               |   if an Entity        |                         |     -----
                                         |   (Voluntary)         |     August, 2001        |     Chairman of the Board
-----------------------------------------|                       |-------------------------|----------------------------------------
               (Street)                  |                       |  5. If Amendment,       |7. Individual or Joint/Group Filing
                                         |                       |     Date of Original    |   (Check applicable line)
                                         |                       |     (Month/Year)        | x  Form Filed by One Reporting Person
 Chicago        Illinois         60606   |                       |                         | --
-----------------------------------------|-------------------------------------------------|    Form Filed by More than One
(City)          (State)          (Zip)   |                                                 | -- Reporting Person
                                         |                                                 |
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                             TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of Security                  |2. Transaction|3. Transaction| 4. Securities Acquired (A)| 5. Amount of|6. Owner- |7. Nature
   (Instr. 3)                         |   Date       |   Code       |    or Disposed of (D)     | Securities  |   ship   | of
                                      |              |   (Instr. 8) |    (Instr. 3, 4 and 5)    | Beneficially| Form:    | Indirect
                                      |              |              |                           | Owned at End| Direct   | Bene-
                                      |              |--------------|---------------------------| of Month    | (D) or   | ficial
                                      |              |       |      |         | (A)  |          | (Instr. 3   | Indirect | Owner-
                                      |  (Month/Day/ |       |      |         |  or  |          |   and 4)    | (I)      | ship
                                      |   Year)      |  Code |  V   |  Amount | (D)  |  Price   |             |(Instr. 4)|(Instr. 4)
--------------------------------------|--------------|-------|------|---------|------|----------|-------------|--------- |---------
COMMON STOCK UNITS                    |    7/1/01    |  A    |  V   |   10,000|  A   |          |  18,300(1)  |    D     |
--------------------------------------|--------------|-------|------| --------|------|----------|-------------|--------- |---------
COMMON STOCK                          |   8/13/01    |  J(2) |      |2,633,754|  D   |          |    -0-      |    I     |   (2)
--------------------------------------|--------------|-------|------|-------- |------|----------|-------------|--------- |---------
COMMON STOCK                          |   8/13/01    |  S    |      |1,008,119|  D   |  $1.52   |    -0-      |    I     |   (2)
--------------------------------------|--------------|-------|------|-------- |------|----------|-------------|--------- |---------
COMMON STOCK                          |   8/13/01    |  J(3) |      |2,633,755|  D   |          |    -0-      |    I     |   (3)
--------------------------------------|--------------|-------|------|-------- |------|----------|-------------|--------- |---------
COMMON STOCK                          |   8/13/01    |  S    |      |1,008,119|  D   |  $1.52   |    -0-      |    I     |   (3)
--------------------------------------|--------------|-------|------|-------- |------|----------|-------------|--------- |---------
COMMON STOCK                          |              |       |      |   52,500|      |          |  52,500     |    I     |BY
                                      |              |       |      |         |      |          |             |          |SAMSTOCK,
                                      |              |       |      |         |      |          |             |          |L.L.C.(4)
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(1) These securities are owned solely by Mr. Zell, who is a member of a "group" with Samstock, L.L.C. and CHAI Trust Company, L.L.C.
    (together, the "Group") for the purposes of Section 13(d) of the Exchange Act, which Group owns more than 10% of the issuer's common stock.
(2) Represents a distribution, without payment of any consideration, of shares of issuer's common stock by EGI Holdings, Inc.
    ("Holdings") to Equity Group Investments, Inc. ("EGI"), Holdings' sole stockholder. EGI distributed, without payment of any consideration, the shares it received from Holdings to EGI's stockholders and holds no shares of the issuer's common stock.
    Certain of the direct or indirect beneficial owners of EGI are trusts created for the benefit of the reporting person and his family. Holdings concurrently sold the remainder of its shares to certain trusts created for the benefit of Mr. Zell and his family and to ANDA Partnership. Mr. Zell does not have investment control over the issuer securities held by the trusts created for the benefit of Mr. Zell and his family.
(3) Represents a distribution, without payment of any consideration, of shares of issuer's common stock from EGIL Investments, Inc.
    ("EGIL") to EGI, EGIL's sole stockholder. EGI distributed, without payment of any consideration, the shares it received from
    EGIL to EGI's stockholders and holds no shares of the issuer's common stock. Certain of the direct or indirect beneficial owners of EGI are trusts created for the benefit of the reporting person and his family. EGIL concurrently sold the remainder of its shares to certain trusts created for the benefit of Mr. Zell and his family and to ANDA Partnership. Mr. Zell does not have investment control over the issuer securities held by the trusts created for the benefit of Mr. Zell and his family.
(4) Samstock LLC is wholly owned by SZ Investments L.L.C., whose indirect members include trusts for the benefit of Mr. Zell and members of his family.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*   If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                     (Print or Type Responses)
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FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  | 2. Conver-  |3. Trans- |4. Trans-   |5. Number of      |6.  Date Exer-  |7. Title and Amount |8. Price
   Security             |    sion or  |   action |   action   |   Derivative     |    cisable and |   of Underlying    |   of
   (Instr. 3)           |    Exercise |   Date   |   Code     |   Securities Ac- |    Expiration  |   Securities       |   Deriv-
                        |    Price of |  (Month/ |  (Instr. 8)|   quired (A) or  |    Date        |   (Instr. 3 and 4) |   ative
                        |    Deriv-   |   Day/   |            |   Disposed of (D)|    (Month/Day/ |                    |   Secur-
                        |    ative    |   Year)  |            |   (Instr. 3, 4,  |    Year)       |                    |   ity
                        |    Security |          |            |   and 5)         |                |                    |  (Instr. 5)
                        |             |          |            |                  |-------------------------------------|
                        |             |          |            |                  |Date   |Expira- |        | Amount or |
                        |             |          |-------------------------------|Exer-  |tion    |  Title | Number of |
                        |             |          |  Code |V   | (A)    |(D)      |cisable|Date    |        | Shares    |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
------------------------|-------------|----------|-------|----|--------|---------|-------|--------|--------|-----------|------------
                        |             |          |       |    |        |         |       |        |        |           |
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9. Number of      |    10. Ownership       |       11. Nature of
   Derivative     |        Form of         |           Indirect
   Securities     |        Derivative      |           Beneficial
   Beneficially   |        Security:       |           Ownership
   Owned at End   |        Direct (D)      |           (Instr. 4)
   of Month       |        or Indirect (I) |
   (Instr. 4)     |        (Instr. 4)      |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
------------------|------------------------|------------------------------
                  |                        |
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Explanation of Responses:

                                                                                          /s/ Samuel Zell                   9/10/01
                                                                                          --------------------------------  -------
                                                                                          Signature of Reporting Person*      Date

*   Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



  Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

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